Exhibit 99.3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to rules 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited has published the “Announcement of China Southern Airlines Company Limited on the Reduction of the Proportion of ‘Nanhang Convertible Bonds’ Held by Controlling Shareholder by 10% due to the Conversion of the Convertible Bonds” on the Shanghai Stock Exchange, the full text of the announcement is set out below for information purpose.

By order of the Board

China Southern Airlines Company Limited

Xie Bing

Company Secretary

Guangzhou, the People’s Republic of China

22 June 2021

As at the date of this announcement, the Directors include Ma Xu Lun and Han Wen Sheng as executive Directors; and Liu Chang Le, Gu Hui Zhong, Guo Wei and YAN Andrew Y as independent non-executive Directors.

Stock Short Name: CSA	Stock Code: 600029	Notice No.: LIN 2021-027
Bond Abbreviation: Nanhang Convertible Bonds		Bond Code: 110075

ANNOUNCEMENT OF CHINA SOUTHERN AIRLINES COMPANY LIMITED

ON THE REDUCTION OF THE PROPORTION OF “NANHANG CONVERTIBLE

BONDS” HELD BY CONTROLLING SHAREHOLDER BY 10% DUE TO THE

CONVERSION OF THE CONVERTIBLE BONDS

The board (the “Board”) of directors (the “Directors”) of the Company and all of its members confirm that the contents of this announcement do not contain misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

I.	Related Information of the Convertible Bonds

As approved by the Approval of China Southern Airlines Company Limited’s Public Issuance of Convertible Corporate Bonds (Zheng Jian Xu Ke [2020] No. 2264) issued by the China Securities Regulatory Commission, China Southern Airlines Company Limited (the “Company”) publicly issued a number of 160 million convertible corporate bonds of the Company (the “Nanhang Convertible Bonds” or “Convertible Bonds”) at a nominal value of RMB100 each on 15 October 2020, with a total amount of RMB16 billion. Pursuant to the approval of the Shanghai Stock Exchange Self-discipline Supervision Decision [2020] No. 355, the Convertible Bonds of the Company with an amount of RMB16 billion were listed on the Shanghai Stock Exchange on 3 November 2020 with the bond abbreviation of “Nanhang Convertible Bonds (南航轉債)” and the bond code of “110075”. According to relevant provisions of the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange and the Prospectus on the Public Issuance of the A Share Convertible Corporate Bonds of China Southern Airlines Company Limited, the Nanhang Convertible Bonds may be converted into A ordinary shares of the Company from 21 April 2021.

The Company received a notice on 21 June 2021 from China Southern Air Holding Company Limited (the “CSAH”), the controlling shareholder of the Company, notifying that CASH had fully converted the Nanhang Convertible Bonds with an amount of RMB10,102,758,000 held by it into A Shares of the Company through the trading system of the Shanghai Stock Exchange on 18 June, with the number of shares converted being 1,619,031,728 shares. After this share conversion, CASH and its concert parties are holding a total number of 10,880,881,085 shares of RMB ordinary shares and overseas listed foreign shares of the Company, and CASH no longer holds the Nanhang Convertible Bonds. For details of the conversion of the Convertible Bonds, please refer to Indicative Announcement of China Southern Airlines Company Limited on the Equity Change as a Result of Increase in Shares Held by the Controlling Shareholder due to the Conversion of the Convertible Bonds published by the Company on the same date.

The reduced amount of the Convertible Bonds held by CSAH due to conversion of the Convertible Bonds represented approximately 63.14% of the total issuance amount of the Nanhang Convertible Bonds, being in exceed of 10% of the total issuance amount of the Nanhang Convertible Bonds. Before this conversion of the Convertible Bonds, the Nanhang Convertible Bonds held by CSAH amounted to RMB10,102,758,000, representing approximately 63.14% of the total issuance amount of the Nanhang Convertible Bonds. After this conversion of the Convertible Bonds, CASH no longer holds the Nanhang Convertible Bonds.

II.	Change in Share Capital

			Unit: Share
Types of shares		Before the change (20 April 2021)	Cumulative number of shares converted of the Convertible Bonds	Upon the change (18 June 2021)
Shares subject to restrictions on sales	RMB ordinary shares	2,942,637,115	0	2,942,637,115
	Overseas listed foreign shares	1,209,621,577	0	1,209,621,577
Shares not subject to restrictions on sales	RMB ordinary shares	8,111,520,431	1,619,097,046	9,730,617,477
	Overseas listed foreign shares	3,065,523,272	0	3,065,523,272

Total number of shares		15,329,302,395	1,619,097,046	16,948,399,441

Board of Directors of

China Southern Airlines Company Limited

22 June 2021